[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 7, 2017

Via EDGAR and E-mail

Suzanne Hayes

Assistant Director, Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                             Abbott Laboratories

Registration Statement on Form S-4

Filed February 21, 2017

File No. 333-216141

Dear Ms. Hayes:

On behalf of our client, Abbott Laboratories (“Abbott” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in your letter, dated March 2, 2017, regarding Abbott’s Registration Statement on Form S-4 filed on February 21, 2017 (the “Registration Statement”).  This letter, together with Amendment No. 1 to the Registration Statement filed today by Abbott (“Amendment No. 1”), provides Abbott’s response to the Staff’s comments.

For your convenience, the Staff’s comments are set forth below in bold, followed by responses on behalf of the Company.  All page references in the responses set forth below refer to pages of Amendment No. 1.  We have enclosed a copy of Amendment No. 1 marked to show changes from the Registration Statement.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

General

1.                                      We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2016 incorporates by reference portions of your proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01.

Response:  In response to the Staff’s comment, the Company advises the Staff that it intends to file its definitive proxy statement, which will include the Part III information incorporated by reference into its Annual Report on Form 10-K for the year ended December 31, 2016, on or before March 17, 2017.

Cover Page

2.                                      The legend states that the prospectus is not complete. The preliminary prospectus disseminated to security holders must contain all required information when an exchange offer is commenced early. Please revise.

Response:  In response to the Staff’s comment, the legend has been revised on the cover page and page i.

Cautionary Statement Regarding Forward-Looking Statements, page ii

3.                                      Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise and refrain from referring to the PSLRA in disclosure made in connection with your tender offer.

Response:  In response to the Staff’s comment, the disclosure on page ii of the Registration Statement has been revised.

Announcements, page 88

4.                                      Disclosure states that amendments will be followed, as promptly as practicable, by public announcement thereof. Please revise to indicate that disclosure of material changes will be disseminated promptly in accordance with Rule 13e-4(e)(3) under the Exchange Act, or advise. Refer to Rule 162(a)(2) under the Securities Act.

Response:  In response to the Staff’s comment, the disclosure on page 88 of the Registration Statement has been revised.

Withdrawal Rights; Revocation of Consents, page 92

5.                                      Disclosure states that tenders of notes may be withdrawn, if not yet accepted for payment, on or after April 19, 2017, the forty-first business day after commencement. We believe that April 18, 2017 is the forty-first business day after commencement. Please revise.

Response:  In response to the Staff’s comment, the disclosure on page 5 and page 92 of the Registration Statement has been revised.

*                                         *                                         *                                         *                                         *

If you have any questions concerning the registration statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 212-403-1158.

Sincerely,

/s/ Michael S. Benn
Michael S. Benn, Esq.
Wachtell, Lipton, Rosen & Katz

cc:                                Miles D. White, Chairman of the Board and Chief Executive Officer, Abbott Laboratories

Hubert L. Allen, Esq., Executive Vice President, General Counsel and Secretary, Abbott Laboratories

David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz